Exhibit 99.3

NICE Actimize Chosen by Mobile Banking Leader Varo Money
to Advance Anti-Money Laundering Protections

Varo Money will implement NICE Actimize’s AML Essentials cloud solution to address customer due diligence and transaction monitoring

Hoboken, NJ, April 8, 2019 – Leading the industry with solutions protecting mobile financial services offerings, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, was chosen by Varo Money, Inc. a leading all-mobile banking company to implement its financial crime strategy for anti-money laundering protections including AML/KYC requirements, sanctions screening and transaction monitoring capabilities.

Varo will integrate NICE Actimize’s AML Essentials, a software-as-a-service (SaaS) solution created to meet end-to-end anti-money laundering detection requirements, and which provides multiple best-of-breed modules that detect and score a range of banking activities, including customer due diligence, transaction monitoring, watch list filtering, and Suspicious Activity Report (or SAR) filings.

According to Varo, its mission is to help its customers improve their financial health and save more money. The company is working to become the first mobile-centric national bank in U.S. history and in August 2018, Varo was granted preliminary approval for a national bank charter by the Office of the Comptroller of the Currency (OCC).

“Varo Money is clearly innovating in the mobile banking space, and we are proud to have been selected by the Varo team to lead its anti-money laundering initiatives with our Essentials anti-money laundering solutions," said Craig Costigan, CEO, NICE Actimize. "As we address the mobile financial services industry, NICE Actimize will continue to offer advances targeting the newest financial product categories. We are particularly excited to apply these resources to one of the industry’s clear innovators in the mobile banking domain.”

“Varo offers mobile banking services to customers that come with the highest standards of consumer protection,” said Colin Walsh, Co-founder and CEO, Varo Money. “Helping our customers improve their financial health is core to our mission, and that includes keeping all aspects of their banking safe and secure.”

For additional information on NICE Actimize AML Essentials, please click here.
For a YouTube Video on NICE Actimize AML Essentials, please click here.

About Varo Money
Varo Money, Inc. (“Varo”) is on a mission to redefine banking so it’s easy for everyone to make smart choices with their money. In one mobile app, Varo offers customers no-cost1 premium bank accounts and high-interest savings accounts offered through The Bancorp Bank, and tech-first features to help people manage their money more easily. As a fintech leader, Varo has been granted preliminary approval for a de novo national bank charter by the Office of the Comptroller of the Currency (OCC), and is working to become the first mobile-centric national bank in U.S. history. Based in San Francisco and Utah and privately held, Varo has raised $165M to date, led by Warburg Pincus. Varo Personal Loans are offered by Varo Money, Inc., under state licenses, subject to application approval. For more information, visit www.varomoney.com, like Varo on Facebook, and follow us on Instagram and Twitter @varomoney.
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Bank Account Services provided by The Bancorp Bank; Member FDIC.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.